1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Board of Directors Resolutions
Hsinchu, Taiwan, R.O.C. — April 27, 2011 — The TSMC (NYSE: TSM) Board of Directors held a special meeting today and adopted a proposal nominating Mr. Gregory C. Chow and Ms. Kok-Choo Chen as candidates to stand for election as two additional independent directors at TSMC’s 2011 regular Shareholders’ Meeting. In addition, the Board also approved the transfer of TSMC’s solar and solid state lighting businesses into two wholly-owned subsidiaries to be established.
TSMC’s Spokesperson and Senior Vice President, Ms. Lora Ho, said that at its special meeting today the Board of Directors:
1.	Approved the nomination of Mr. Gregory C. Chow and Ms. Kok-Choo Chen as candidates to stand for election as two additional independent directors at TSMC’s 2011 regular Shareholders’ Meeting on June 9, 2011.

TSMC Independent Director Candidates:

Title	Name	Education and Experience
Independent Director	Gregory C. Chow	● Bachelor’s Degree in Economics, Cornell University
● Master’s Degree and Ph.D. in Economics, University of Chicago
● Professor of Economics and Emeritus Professor of Political Economy, Princeton University
● Fellow of the U.S. Econometric Society
● Academician, Academia Sinica, R.O.C.
Independent Director	Kok-Choo Chen	● Graduate of the Inns of Court School of Law, United Kingdom
● Qualified to practice law in the United Kingdom, Singapore, and the United States
● Advisor, Executive Yuan, R.O.C.
● Professor, National Chengchi University and Soochow University
● Senior Vice President and General Counsel, TSMC
2.	Approved a proposal to transfer TSMC solar business and solid state lighting business into two newly-established, wholly-owned subsidiaries. TSMC will transfer its solar business at value not exceeding NT$12.5 billion to serve as initial paid-in capital for TSMC Solar Ltd., and transfer its solid state lighting business at a value not exceeding NT$2.8 billion to serve as initial paid-in capital for TSMC Solid State Lighting Ltd. The establishment of these two subsidiaries is aimed at motivating entrepreneurship and facilitating business specialization to strengthen overall competitiveness and operational efficiency. This proposal will be submitted to shareholders for approval at the regular Shareholders’ Meeting on June 9, 2011, in accordance with Taiwan law.
# # #

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior Vice President and CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Eva Lin Project Manager PR Department Tel: 03-563-6688 ext.7125031 Mobile: 886-955-701-781 E-Mail: eva_lin@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 03-563-6688 ext. 7126216 Mobile: 886-926-026-632 E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 27, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer